NR08-26

October 27, 2008

Cardero Agrees to Sell Pampa de Pongo Iron Ore Deposit
to Nanjinzhao Group Co., Ltd. for USD 200 Million

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to announce that it has entered into an agreement with Nanjinzhao Group Co., Ltd., a private Chinese enterprise located in Zibo City, Shandong Province, PRC, whereby Cardero Hierro del Peru, S.A.C., the holder of the Pampa de Pongo Iron Property, will sell its 100% interest to Nanjinzhao for a total purchase price of USD 200 million.

“We are extremely pleased to have been able to successfully negotiate the sale of Pampa de Pongo in a challenging marketplace”, said Hendrik van Alphen, Cardero’s President.  “Pampa de Pongo is a world-class iron ore project, and we are very pleased to have been able to pass the project on to a major Chinese integrated iron and steel conglomerate that has not only the mining expertise required, but also the financial resources to move the project rapidly forward.  The future of commodity demand will be in the growing Asiatic region and, with this first step, Cardero is becoming part of this changing landscape.  Chinese steel companies will become more integrated and Cardero sees the opportunity to become an important link as a premier discoverer of mineral deposits to feed the growing demand.  Cardero can now focus on advancing its Pampa el Toro Iron Sands project and the Baja IOCG project to the stage where they will also become extremely attractive to these integrated entities.  The extremely good relationships we have established with the Nanjinzhao Group and the Shandong Provincial Bureau of Geo-Mineral Resources will be an important factor going forward”.

Sale Agreement Terms

The Pampa de Pongo purchase agreement was executed in Zibo City, Shandong on October 24, 2008 among Cardero, Cardero Hierro Del Peru, S.A.C. and Nanjinzhao, with the Shandong Provincial Bureau of Geo-Mineral Resources as a subscribing witness, to reflect its vital assistance in bringing the parties together.

The agreement requires an initial deposit of USD 10 million, payable within three months, with a final payment of USD 190 million due within nine months.  During the initial three month period, Nanjinzhao will obtain the appropriate Chinese governmental consents to the transaction.  The Pampa de Pongo property will be transferred to a Peruvian subsidiary of Nanjinzhao once the deposit has been received.

The agreement permits Cardero to decline to proceed with the transaction at any time prior to the receipt of the final USD 190 million final payment, provided that, if such decision is made at any time after the initial USD 10 million deposit has been paid, Cardero is required to return the deposit and pay an additional USD 20 million as a break-up fee.  Upon repayment of the deposit (and break fee, if required), the Pampa de Pongo property will be retransferred to Cardero Hierro del Peru, S.A.C.

The Company will pay a finder’s fee to an arm’s length private company in consideration of the finder introducing Cardero to the Shandong Geo-Mineral Institute and Nanjinzhao and providing ongoing advice in the negotiations.

About Nanjinzhao Group Co., Ltd.

Located in the historic Nanjin Village of Zibo City in the Linzi District of Shandong Province, Nanjinzhao is a large-scale private enterprise group established in 1992.  It has a registered capital of 500 million RMB, total assets of 12 billion RMB and 6,000 employees.  Nanjinzhao has developed an integrated enterprise, which encompasses iron ore mining, pig iron production, steel making, the production of metallurgical coking coal and related derivatives such as benzene, coal tar and coal gas, and the operation of thermal heating and power plants.  Nanjinzhao also operates related rail and harbour facilities.  In 2007, Nanjinzhao had revenues of 15 billion RMB, and a profit and tax of 1 billion RMB.

About Cardero Resource Corp.

Cardero’s focus through 2008 is to realise the considerable value it believes is locked in the Company’s significant iron ore assets in the Marcona District of southern Peru, the Baja region of Mexico and in Minnesota, USA, while continuing to progress its precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the New York Stock Exchange Alternext-US (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (toll-free) / (604) 408-7488 (local 5622) / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.